

News Release
B2Gold Corp. Reports Strong Q3 2021 Results;
Higher than Budgeted Gold Production and Operating Cashflows (of $320 M);
Increases Annual Production Guidance Range to 1,015,000 to 1,055,000 oz and
Maintains Cost Guidance

Vancouver, BC, November 2, 2021 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce its operational and financial results for the third quarter and first nine months of 2021. The Company previously released its gold production and gold revenue results for the third quarter and first nine months of 2021. All dollar figures are in United States dollars unless otherwise indicated.

2021 Third Quarter Highlights

- Total gold production of 310,261 ounces (including 14,538 ounces of attributable production from Calibre Mining Corp. ("Calibre")), above budget by 7% (20,871 ounces), and consolidated gold production of 295,723 ounces from the Company's three operating mines, above budget by 7% (20,083 ounces)

- Consolidated gold revenue of $511 million on sales of 286,650 ounces at an average realized gold price of $1,782 per ounce

- Record quarterly gold production achieved by both the Fekola Mine of 165,557 ounces and Otjikoto Mine of 68,959 ounces

- In September 2021, the Fekola Mine produced its 2 millionth ounce of gold, 4 years from the commencement of production

- Increased Fekola's and Masbate's production guidance; for full-year 2021, the Fekola Mine is now forecast to produce between 560,000 to 570,000 ounces of gold (original guidance was between 530,000 to 560,000 ounces) and the Masbate Mine between 215,000 to 225,000 ounces of gold (original guidance was between 200,000 to 210,000 ounces)

- Consolidated cash flow provided by operating activities from the Company's three operating mines of $320 million

- Total cash operating costs *(see "Non-IFRS Measures")* (including estimated attributable results for Calibre) of $445 per ounce produced and consolidated cash operating costs from the Company's three operating mines of $418 per ounce produced, both approximately in-line with budget

- Total all-in sustaining costs ("AISC") *(see "Non-IFRS Measures")* (including estimated attributable results for Calibre) of $795 per ounce sold and consolidated AISC from the Company's three operating mines of $777 per ounce sold, both approximately in-line with budget
- Net income attributable to the shareholders of the Company of $123 million ($0.12 per share); adjusted net income *(see "Non-IFRS Measures")* attributable to the shareholders of the Company of $123 million ($0.12 per share)
- On October 25, 2021, the Company entered into an agreement with West African Resources ("WAF") to sell its 81% interest in the Kiaka Project in Burkina Faso for a combination of cash, WAF shares and production royalties

2021 First Nine Months Highlights

- Total gold production of 742,517 ounces (including 43,771 ounces of attributable production from Calibre), above budget by 7% (49,682 ounces), and consolidated gold production of 698,746 ounces from the Company's three operating mines, above budget by 7% (47,161 ounces)
- Consolidated gold revenue of $1.2 billion on sales of 689,051 ounces at an average realized gold price of $1,794 per ounce
- Consolidated cash flow provided by operating activities from the Company's three operating mines of $458 million
- Total cash operating costs *(see "Non-IFRS Measures")* (including estimated attributable results for Calibre) of $556 per ounce produced and consolidated cash operating costs from the Company's three operating mines of $532 per ounce produced, both approximately in-line with budget
- Total all-in sustaining costs ("AISC") *(see "Non-IFRS Measures")* (including estimated attributable results for Calibre) of $900 per ounce sold and consolidated AISC from the Company's three operating mines of $887 per ounce sold, both approximately in-line with budget
- Net income attributable to the shareholders of the Company of $283 million ($0.27 per share); adjusted net income *(see "Non-IFRS Measures")* attributable to the shareholders of the Company of $272 million ($0.26 per share)
- For full-year 2021, B2Gold has increased its total gold production guidance range to between 1,015,000 - 1,055,000 ounces (including 50,000 – 60,000 attributable ounces projected from Calibre) (original guidance was between 970,000 and 1,030,000 ounces)
- For full-year 2021, the Company's total consolidated cash operating costs are expected to be within the guidance range of between $500 and $540 per ounce and total consolidated AISC are expected to be at the upper-end of the guidance range of between $870 and $910 per ounce
- Based on current assumptions, including an average gold price of $1,800 per ounce, the Company now expects to generate cashflows from operating activities of approximately $650 million for the full-year 2021 (original guidance was $630 million) of which approximately $510 million is expected to be generated in the second half of 2021

Third Quarter and First Nine Months of 2021 Operational Results

Total gold production in the third quarter of 2021 was 310,261 ounces (including 14,538 ounces of attributable production from Calibre), above budget by 7% (20,871 ounces) and consolidated gold production from the Company's three operating mines was 295,723 ounces, above budget by 7% (20,083

ounces) with solid performances from the Company's three mines, with each mine exceeding its budgeted production for the third quarter of 2021 (see "Operations" section below). Both the Fekola and Otjikoto mines achieved record quarterly gold production in the third quarter of 2021. As planned, with increased throughput at the Fekola mill together with the completion of the significant waste stripping campaigns at both the Fekola and Otjikoto mines in the first half of 2021 (Phase 5 and Phase 6 of the Fekola Pit, and Phase 3 of the Wolfshag and Otjikoto pits), consolidated gold production in the third quarter of 2021 increased significantly by 19% (46,990 ounces) compared to the third quarter of 2020, as mining at Fekola reached the higher-grade zones of the Fekola Pit and mining at Otjikoto reached the higher-grade zone at the base of the Wolfshag Pit. Consolidated gold production also increased significantly by 50% (98,343 ounces) over the second quarter of 2021.

For the third quarter of 2021, total cash operating costs (including estimated attributable results for Calibre) were $445 per ounce produced ($482 per ounce sold) and consolidated cash operating costs from the Company's three operating mines were $418 per ounce produced ($456 per ounce sold), both approximately in-line with budget and comparable with the third quarter of 2020. In the third quarter of 2021, higher than budgeted gold production largely offset the impact of higher than budgeted realized fuel prices, processing costs and stronger local currencies, resulting in an overall cost per ounce which was approximately in-line with budget. Total AISC (including estimated attributable results for Calibre) for the third quarter of 2021 were $795 per ounce sold and consolidated AISC from the Company's three operating mines were $777 per ounce sold, both approximately in-line with budget (attributable to higher than budgeted gold ounces sold, higher than budgeted gains on settled fuel derivatives and lower than budgeted sustaining capital expenditures, largely offsetting higher than budgeted operating costs) and comparable with the third quarter of 2020. The lower than budgeted sustaining capital expenditures were primarily the result of timing of expenditures and are expected to be incurred in the fourth quarter of 2021.

For the first nine months of 2021, total gold production was 742,517 ounces (including 43,771 ounces of attributable production from Calibre), above budget by 7% (49,682 ounces), and 4% (27,751 ounces) lower than the first nine months of 2020 due to the focus on waste stripping at Fekola and Otjikoto in the first half of 2021. Consolidated gold production from the Company's three operating mines was 698,746 ounces in the first nine months of 2021, above budget by 7% (47,161 ounces).

For the first nine months of 2021, total cash operating costs (including estimated attributable results for Calibre) were $556 per ounce produced ($568 per ounce sold) and consolidated cash operating costs from the Company's three operating mines were $532 per ounce produced ($544 per ounce sold), both approximately in-line with budget. As expected, the Company's consolidated cash operating costs were higher in the first nine months of 2021 compared to $388 per ounce produced ($391 per ounce sold) in the first nine months of 2020, mainly due to the planned lower gold production together with higher realized input costs in the first nine months of 2021 (resulting from higher period stripping activities, higher fuel and processing costs and higher import duties). Total AISC (including estimated attributable results for Calibre) for the first nine months of 2021 were $900 per ounce sold (first nine months of 2020 - $740 per ounce sold) and consolidated AISC from the Company's three operating mines were $887 per ounce sold (first nine months of 2020 - $726 per ounce sold), both approximately in-line with budget.

For full-year 2021, based on strong production performance in the first nine months of 2021, the Company has increased its total gold production guidance to between 1,015,000 - 1,055,000 ounces (including 50,000 – 60,000 attributable ounces projected from Calibre) (original guidance was between 970,000 and 1,030,000 ounces). For full-year 2021, the Company's total consolidated cash operating costs are expected to be within the Company's guidance range of between $500 and $540 per ounce and total consolidated AISC are expected to be at the upper-end of the Company's guidance range of between $870 and $910 per ounce. The Company is still forecasting to meet its total consolidated cost per ounce guidance ranges even in the current inflationary cost environment, reflecting how well the Company's operating mines and their management teams have performed and continue to perform in 2021.

Third Quarter and First Nine Months of 2021 Financial Results

For the third quarter of 2021, consolidated gold revenue was $511 million on sales of 286,650 ounces at an average realized gold price of $1,782 per ounce, compared to $487 million on sales of 253,200 ounces at an average realized gold price of $1,924 per ounce in the third quarter of 2020. The increase in gold revenue of 5% ($24 million) was 13% attributable to the increase in gold ounces sold (mainly due to the higher gold production and timing of gold shipments), partially offset by an 8% impact from the decrease in the average realized gold price.

Cash flow provided by operating activities was $320 million in the third quarter of 2021 compared to $300 million in the third quarter of 2020. The increase over the third quarter of 2020 was mainly due to higher inflows of value added tax receivables in the third quarter of 2021. Operating cashflows in the third quarter of 2021 benefitted from higher than budgeted gold production and sales volumes as well as from the timing of refunds for certain value added tax receivables and other working capital items. Based on current assumptions, including an average gold price of $1,800 per ounce for the fourth quarter of 2021, the Company is now forecasting to generate cashflows from operating activities of approximately $650 million (original guidance was $630 million) for the full-year 2021.

Net income for the third quarter of 2021 was $135 million compared to $277 million for the third quarter of 2020. Net income attributable to the shareholders of the Company was $123 million ($0.12 per share) compared to $263 million ($0.25 per share) for the third quarter of 2020. In the third quarter of 2020, the Company identified a higher sustained long-term gold price as an indicator of impairment reversal for the Masbate Mine resulting in a net impairment reversal of $122 million (pre-tax $174 million impairment reversal less $52 million deferred tax expense). Adjusted net income attributable to the shareholders of the Company *(see "Non-IFRS Measures")* was $123 million ($0.12 per share) for the third quarter of 2021 compared to adjusted net income of $161 million ($0.15 per share) for the third quarter of 2020.

For the first nine months of 2021, consolidated gold revenue was $1.2 billion on sales of 689,051 ounces at an average realized gold price of $1,794 per ounce compared to $1.3 billion on sales of 749,800 ounces at an average realized gold price of $1,746 per ounce in the first nine months of 2020. The decrease in gold revenue of 6% ($73 million) was mainly attributable to the decrease in gold ounces sold (mainly due to the lower gold production and timing of gold shipments).

Cash flow provided by operating activities was $458 million in the first nine months of 2021 compared to $754 million in the first nine months of 2020. The decrease was mainly due to lower revenues of $73 million, higher production costs of $81 million and higher working capital outflows in the first nine months of 2021, most significantly for value-added taxes and current income and other taxes payables. Current income tax payments in the first nine months of 2021 included approximately $140 million related to 2020 outstanding tax liability obligations (comprised mainly of Fekola outstanding 2020 tax liabilities of $75 million and Fekola 2020 priority dividend obligations of $46 million). Based on current assumptions, including an average gold price of $1,800 per ounce for 2021, the Company is forecasting to make total cash income tax payments in 2021 of approximately $380 million, including the $140 million related to 2020 outstanding tax liability obligations discussed above.

For the first nine months of 2021, net income was $308 million compared to $498 million for the first nine months of 2020. Net income attributable to the shareholders of the Company was $283 million ($0.27 per share) compared to $460 million ($0.44 per share) for the first nine months of 2020. Adjusted net income attributable to the shareholders of the Company was $272 million ($0.26 per share) for the first nine months of 2021 compared to adjusted net income of $368 million ($0.35 per share) for the first nine months of 2020.

Liquidity and Capital Resources

B2Gold continues to maintain a strong financial position and liquidity. At September 30, 2021, the Company had cash and cash equivalents of $547 million (December 31, 2020 - $480 million) and working capital of $683 million (December 31, 2020 - $465 million). In addition, the Company's $600 million Revolving Credit Facility remains fully undrawn and available.

Due to the Company's strong net positive cash position, strong operating results and the current higher gold price environment, B2Gold's quarterly dividend rate is expected to be maintained at $0.04 per common share (or an annualized rate of $0.16 per common share), one of the highest dividend yields in the gold sector.

Based on current assumptions, including an average gold price of $1,800 per ounce for the fourth quarter of 2021, the Company is now forecasting to generate cashflows from operating activities of approximately $650 million (original guidance was $630 million) for the full-year 2021.

Operations

Mine-by-mine gold production in the third quarter and first nine months of 2021 (including the Company's estimated 33% share of Calibre's production) was as follows:

Mine	Q3 2021 Gold Production (ounces)	First Nine Months 2021 Gold Production (ounces)	Revised Full-Year 2021 Guidance Gold Production (ounces)	Original Full-Year 2021 Guidance Gold Production (ounces)
Fekola	165,557	404,256	560,000 - 570,000	530,000 - 560,000
Masbate	61,207	175,598	215,000 - 225,000	200,000 - 210,000
Otjikoto	68,959	118,892	190,000 - 200,000	190,000 - 200,000
B2Gold Consolidated [1]	**295,723**	**698,746**	**965,000 - 995,000**	**920,000 - 970,000**
Equity interest in Calibre [2]	**14,538**	**43,771**	**50,000 - 60,000**	**50,000 - 60,000**
Total	**310,261**	**742,517**	**1,015,000 - 1,055,000**	**970,000 - 1,030,000**

(1) "B2Gold Consolidated" - gold production is presented on a 100% basis, as B2Gold fully consolidates the results of its Fekola, Masbate and Otjikoto mines in its consolidated financial statements (even though it does not own 100% of these operations).

(2) "Equity interest in Calibre" - represents the Company's approximate 33% indirect share of the operations of Calibre's El Limon and La Libertad mines. B2Gold applies the equity method of accounting for its 33% ownership interest in Calibre.

Mine-by-mine cash operating costs per ounce (on a per ounce of gold produced basis) in the third quarter and first nine months of 2021 were as follows (presented on a 100% basis):

Mine	Q3 2021 Cash Operating Costs ($ per ounce produced)	First Nine Months 2021 Cash Operating Costs ($ per ounce produced)	Full-year 2021 Guidance Cash Operating Costs ($ per ounce produced)
Fekola	$363	$478	$405 - $445
Masbate	$609	$611	$650 - $690
Otjikoto	$382	$597	$480 - $520
B2Gold Consolidated	**$418**	**$532**	**$480 - $520**
Equity interest in Calibre [1]	**$989**	**$949**	**$920 - $1,020**
Total	**$445**	**$556**	**$500 - $540**

(1) Calibre's 2021 forecast cash operating costs are assumed to be consistent throughout 2021.

Mine-by-mine cash operating costs per ounce (on a per ounce of gold sold basis) in the third quarter and first nine months of 2021 were as follows (presented on a 100% basis):

Mine	Q3 2021 Cash Operating Costs ($ per ounce sold)	First Nine Months 2021 Cash Operating Costs ($ per ounce sold)	Full-year 2021 Guidance Cash Operating Costs ($ per ounce sold)
Fekola	$424	$494	$405 - $445
Masbate	$546	$597	$650 - $690
Otjikoto	$443	$635	$480 - $520
B2Gold Consolidated	**$456**	**$544**	**$480 - $520**
Equity interest in Calibre [1]	**$991**	**$945**	**$920 - $1,020**
Total	**$482**	**$568**	**$500 - $540**

(1) *Calibre's 2021 forecast cash operating costs are assumed to be consistent throughout 2021.*

Mine-by-mine AISC (on a per ounce of gold sold basis) in the third quarter and first nine months of 2021 were as follows (presented on a 100% basis):

Mine	Q3 2021 AISC ($ per ounce sold)	First Nine Months 2021 AISC ($ per ounce sold)	Full-year 2021 Guidance AISC ($ per ounce sold)
Fekola	$716	$772	$745 - $785
Masbate	$751	$820	$955 - $995
Otjikoto	$781	$1,137	$830 - $870
B2Gold Consolidated	**$777**	**$887**	**$860 - $900**
Equity interest in Calibre [1]	**$1,151**	**$1,110**	**$1,040 - $1,140**
Total	**$795**	**$900**	**$870 - $910**

(1) *Calibre's 2021 forecast AISC are assumed to be consistent throughout 2021.*

Fekola Gold Mine – Mali

The Fekola Mine in Mali continued its strong operational performance through the third quarter of 2021, with record quarterly gold production of 165,557 ounces, 6% (9,557 ounces) above budget, and 9% (13,022 ounces) higher compared to the third quarter of 2020. The increase was due to higher mill throughput, partially offset by lower processed grade, as Fekola's low-grade stockpiles were used to supplement the additional unbudgeted mill feed required as a result of the higher than budgeted processed tonnes. As planned, with the completion of the waste stripping campaign relating to the development of Phases 5 and 6 of the Fekola Pit in the first half of 2021, Fekola's gold production increased significantly by 46% (51,946 ounces) over the second quarter of 2021, as mining reached the higher-grade zones in Phase 5 of the Fekola Pit in the third quarter of 2021. In September 2021, the Fekola Mine produced its 2 millionth ounce of gold, 4 years from the commencement of production.

For the third quarter of 2021, mill feed grade was 2.30 grams per tonne ("g/t") compared to budget of 2.71 g/t and 3.22 g/t in the third quarter of 2020; mill throughput was 2.36 million tonnes compared to budget of 1.91 million tonnes and 1.56 million tonnes in the third quarter of 2020; and gold recovery averaged

94.8% compared to budget of 94.0% and 94.6% in the third quarter of 2020. Fekola's processing facilities continued to outperform in the third quarter of 2021 (following the successful completion of the Fekola mill expansion in September 2020) with record quarterly throughput of 2.36 million tonnes, 24% above budget and 51% higher than the third quarter of 2020. The higher than budgeted mill throughput was due to favourable ore fragmentation and hardness, as well as optimization of the grinding circuit. Based on the positive results noted to date through to the third quarter of 2021, Fekola's annualized throughput rate is now expected to average 8.3 million tonnes per annum ("Mtpa") for 2021 and average approximately 9.0 Mtpa (over the long-term), based on an ore blend including fresh rock and weathered material (saprolite).

After review of an Environmental and Social Impact Assessment by the Malian authorities, the existing Medinandi (Fekola) permit has been updated to include the Cardinal zone, located within 500 metres of the current Fekola resource pit (the initial Inferred Mineral Resource estimate for Cardinal is 640,000 ounces of gold in 13.0 million tonnes of ore at 1.54 g/t gold). Exploration drilling at Cardinal is ongoing and recent drill results have returned good gold grades over significant widths below the current resource which remains open at depth and along strike. Initial mining operations at Cardinal have commenced and will continue to ramp up. To September 30, 2021, 95,489 tonnes at an average grade of 1.45 g/t have been mined at Cardinal. The Company is in the process of updating the Fekola Mine Plan to include production from Cardinal which has the potential to add an average of approximately 60,000 ounces per year over the next 6 to 8 years (based on Cardinal's inferred resource only) to Fekola's annual gold production. Grade control drilling at Cardinal is ongoing to upgrade a portion of the Mineral Resource estimate to the Indicated category for 2022 production budget purposes.

For the third quarter of 2021, Fekola's cash operating costs were $363 per ounce produced ($424 per ounce sold) (Q3 2020 - $333 per ounce produced), approximately in-line with budget, as higher than budgeted gold production largely offset the impact of higher than budgeted fuel and processing costs, less capitalized waste stripping than budgeted and higher than budgeted site general and camp costs related to COVID-19 mitigation measures. Fekola's AISC for the third quarter of 2021 were $716 per ounce sold (Q3 2020 - $584 per ounce sold), approximately in-line with budget, as higher than budgeted gold ounces sold together with higher than budgeted realized gains on fuel derivatives and lower than budgeted sustaining capital expenditures (mainly due to lower than budgeted pre-stripping costs) were largely offset by higher than budgeted operating costs discussed above. The lower than budgeted sustaining capital expenditures were primarily the result of timing of expenditures and are expected to be incurred in the fourth quarter of 2021.

For the first nine months of 2021, the Fekola Mine produced 404,256 ounces of gold, above budget by 6% (21,256 ounces) for the reasons outlined above. As expected, compared to the first nine months of 2020, gold production was lower by 13% (59,714 ounces) as a result of the higher planned waste stripping and lower mined ore grades in the first half of 2021, as Phases 5 and 6 of the Fekola Pit were developed.

For the first nine months of 2021, Fekola's cash operating costs were $478 per ounce produced ($494 per gold ounce sold), approximately in-line with budget. As expected, Fekola's cash operating were higher than $294 per ounce produced ($299 per ounce sold) in the first nine months of 2020, mainly due to the planned lower production together with higher fuel and processing costs. Fekola's AISC for the first nine months of 2021 were $772 per ounce sold (first nine months of 2020 - $556 per ounce sold), approximately in-line with budget.

Capital expenditures in the third quarter of 2021 totaled $28 million, primarily consisting of $15 million for pre-stripping, $5 million for mobile equipment purchases and rebuilds, $3 million for tailings storage facility expansion and equipment, $2 million for the development of Cardinal and $1 million for the solar plant. Capital expenditures in the first nine months of 2021 totaled $54 million, primarily consisting of $22 million for pre-stripping, $9 million for the solar plant, $7 million for mobile equipment purchases and rebuilds, $4 million for the development of Cardinal and $3 million for tailings storage facility expansion and equipment. Due to the high processing throughput rates achieved with a blend of fresh rock and saprolite ore, expansion of Fekola's existing tailings storage facility is required one year ahead of schedule and commenced in the third quarter of 2021. Design and planning for a new tailings storage facility is also underway, with construction commencing as early as in the fourth quarter of 2022.

Based on Fekola's strong year-to-date performance, the Company has increased Fekola's annual production guidance range to between 560,000 to 570,000 ounces of gold (original guidance range was between 530,000 to 560,000 ounces). Cash operating costs for the year are expected to be at the upper end of Fekola's guidance range of between $405 and $445 per ounce and AISC are also expected to be at the upper end of Fekola's guidance range of between $745 and $785 per ounce.

Menankoto Permit

As previously disclosed, the Company has formally commenced arbitration proceedings against the Republic of Mali with respect to the renewal of the Menankoto exploration permit (the "Menankoto Permit") which forms part of the Anaconda Area and is located 20 kilometers north of the Fekola Mine licence area. Notwithstanding the commencement of arbitration proceedings, the Company is committed to continuing its ongoing discussions with the Malian Government to resolve the issue and remains optimistic that the renewal dispute can be resolved over the course of the next few months. Since the Company commenced its investment in Mali, B2Gold has always enjoyed a positive and mutually beneficial relationship with the Government of Mali. Most recently, B2Gold partnered with the Government of Mali to assist the people of Mali facing challenges created by the COVID-19 pandemic, as well as its impact on the mining sector. B2Gold continues to explore additional ways in which it might help the Government and local communities to deal with the impact of the pandemic. We believe that continued exploration success in Mali has the potential to deliver significant production upside in both the near term and over the longer term.

The operations at the Fekola Mine, which is situated on a separate mining licence 20 kilometres from the Menankoto Permit and is now projected to produce 560,000 to 570,000 ounces of gold in 2021, continue normally and have not been impacted by the dispute relating to the Menankoto Permit. In addition, the Fekola Mine has not included the Mineral Resources from the Anaconda area (comprised of the Menankoto Permit and the Bantako North permit) in the current Fekola life of mine plan. The Bantako North permit area (wholly owned and which permit was recently renewed for an additional 3-year term) contains a significant portion of the Mamba deposit saprolite material and remains open. Preliminary planning by the Company has demonstrated that a pit situated on the Bantako North permit area could provide saprolite material for at least 1.5 to 2 years to feed the Fekola mill commencing in 2022 subject to obtaining all

necessary permits and completion of a final mine plan. This additional feed to the Fekola mill would benefit all stakeholders, including the State of Mali, B2Gold's 20% partner at the Fekola Mine.

<u>Masbate Gold Mine – the Philippines</u>

The Masbate Mine in the Philippines also continued its strong operational performance with third quarter of 2021 gold production of 61,207 ounces, well above budget by 16% (8,236 ounces), as grade and recovery both exceeded budget, and 14% (7,600 ounces) higher compared to the third quarter of 2020, due to higher grade.

For the third quarter of 2021, mill feed grade was 1.24 g/t compared to budget of 1.12 g/t and 1.05 g/t in the third quarter of 2020; mill throughput was 1.84 million tonnes compared to budget of 2.05 million tonnes and 1.97 million tonnes in the third quarter of 2020; and gold recovery averaged 81.6% compared to budget of 71.9% and 81.1% in the third quarter of 2020. In the third quarter of 2021, Masbate's mill recoveries continued to outperform the recovery model and high-grade ore mined from both the Main Vein and Montana pits produced higher tonnage compared to the reserve model. In addition, high grade zones of the Main Vein Pit, originally scheduled to be mined in the fourth quarter of 2021, were mined and processed in the third quarter of 2021, bringing gold production forward from the fourth quarter of 2021. Masbate's mill throughput was below budget in the third quarter of 2021 as the Company took the opportunity to accelerate mill maintenance activities due to the positive variances on mill feed grade and recoveries which benefited Masbate's gold production in the third quarter.

For the third quarter of 2021, Masbate's cash operating costs were $609 per ounce produced ($546 per ounce sold), below budget by $35 per ounce produced (5%), mainly due to higher than budgeted production, partially offset by higher than budgeted fuel prices, and comparable with the third quarter of 2020. Masbate's AISC for the third quarter of 2021 were $751 per ounce sold, significantly below budget by $198 per ounce sold (21%), mainly due to higher than budgeted gold ounces sold, higher than budgeted realized gains on fuel derivatives and lower than budgeted sustaining capital expenditures. The lower than budgeted sustaining capital expenditures were primarily the result of timing of expenditures and are expected to be incurred either in the fourth quarter of 2021 or in 2022. Compared to the third quarter of 2020, Masbate's AISC were also significantly lower by $321 per ounce sold (30%), mainly due to an increase (of 41%) in gold ounces sold in the third quarter of 2021 (attributable to both higher production and timing of gold sales).

For the first nine months of 2021, the Masbate Mine produced 175,598 ounces of gold, well above budget by 12% (19,478 ounces) for the reasons outlined above, and 19% (28,465 ounces) higher than the first nine months of 2020, mainly due to higher mined ore grades as a result of mining through higher-grade zones of the Main Vein and Montana pits in the first nine months of 2021.

For the first nine months of 2021, Masbate's cash operating costs were $611 per ounce produced ($597 per ounce sold), below both budget by $66 per ounce produced (10%) and the first nine months of 2020 by $35 per ounce produced (5%), mainly due to higher production, partially offset by higher fuel prices. Masbate's AISC for the first nine months of 2021 were $820 per ounce sold, significantly below both budget by $162

per ounce sold (16%) and the first nine months of 2020 by $192 per ounce sold (19%) for the reasons outlined above.

Capital expenditures for the third quarter of 2021 totaled $7 million, primarily consisting of $2 million for tailings storage facility projects, $1 million for power plant maintenance, $1 million for mobile equipment purchases and rebuilds, and $1 million for process plant equipment. Capital expenditures in the first nine months of 2021 totaled $20 million, primarily consisting of $6 million for tailings storage facility projects, $5 million for mobile equipment purchases and rebuilds, $3 million for pre-stripping costs and $3 million for process plant equipment.

Based on Masbate's strong year-to-date performance, the Company has increased Masbate's production guidance range to between 215,000 to 225,000 ounces of gold (original guidance range was between 200,000 to 210,000 ounces). In the fourth quarter of 2021, Masbate's gold production is expected to be approximately 45,000 ounces, reflecting the fact that a portion of its budgeted fourth quarter production was rescheduled and mined in the third quarter of 2021. Masbate's cash operating costs for the year are expected to be within the guidance range of between $650 and $690 per ounce and AISC are expected to be at or below the low end of Masbate's guidance range of between $955 and $995 per ounce.

Otjikoto Gold Mine – Namibia

The Otjikoto Mine in Namibia also had a strong third quarter with record quarterly gold production of 68,959 ounces of gold, above budget by 3% (2,290 ounces), mainly due to higher than budgeted throughput. As planned, with the completion of the waste stripping campaigns at the Wolfshag and Otjikoto pits in the first half of 2021, Otjikoto's gold production increased significantly by 62% (26,368 ounces) compared to the third quarter of 2020, as mining reached the higher-grade zone at the base of the Wolfshag Pit in the third quarter of 2021. Otjikoto's gold production also increased significantly by 156% (42,068 ounces) over the second quarter of 2021.

For the third quarter of 2021, mill feed grade was 2.41 g/t compared to budget of 2.46 g/t and 1.53 g/t in the third quarter of 2020; mill throughput was 0.90 million tonnes compared to budget of 0.86 million tonnes and 0.88 million tonnes in the third quarter of 2020; and gold recovery averaged 98.7% compared to budget of 98.3% and 98.2% in the third quarter of 2020.

For the third quarter of 2021, Otjikoto's cash operating costs were $382 per ounce produced ($443 per ounce sold) (Q3 2020 - $435 per ounce produced), approximately in-line with budget. Otjikoto's cash operating costs per ounce were on budget in the third quarter of 2021 as the impact of higher than budgeted fuel prices and a stronger Namibian dollar were offset by higher than budgeted capitalized pre-stripping costs. Otjikoto's AISC for the third quarter of 2021 were $781 per ounce sold (Q3 2020 - $917 per ounce sold), above budget by $129 per ounce sold (20%), mainly due to higher than budgeted sustaining capital expenditures (due to higher than budgeted costs for pre-stripping and the timing of equipment rebuilds) and lower than budgeted gold ounces sold (12%) as a result of timing of gold sales.

For the first nine months of 2021, the Otjikoto Mine produced 118,892 ounces of gold, above budget by 6% (6,427 ounces), mainly due to higher than budgeted throughput, and 7% (8,944 ounces) lower than the first nine months of 2020 due to the focus on waste stripping in the first half of 2021.

For the first nine months of 2021, Otjikoto's cash operating costs were $597 per ounce produced ($635 per gold ounce sold), approximately in-line with budget and, as expected, higher than the first nine months of 2020 of $432 per ounce produced ($419 per ounce sold), mainly due to the lower planned production together with higher fuel prices and a stronger Namibian dollar. Otjikoto's AISC for the first nine months of 2021 were $1,137 per ounce sold (first nine months of 2020 - $841 per ounce sold), above budget by $89 per ounce sold (8%), as a result of higher than budgeted sustaining capital costs (due to higher than budgeted costs for pre-stripping and the timing of equipment rebuilds). The higher than budgeted pre-stripping costs of $6 million for the first nine months of 2021 are expected to be a permanent variance.

Capital expenditures for the third quarter of 2021 totaled $19 million, primarily consisting of $10 million for pre-stripping in the Otjikoto Pit, $5 million for Wolfshag underground project development, $3 million for mobile equipment rebuilds and replacements, and $1 million for the national power grid connection line. Capital expenditures for the first nine months of 2021 totaled $59 million, primarily consisting of $33 million for pre-stripping in the Otjikoto and Wolfshag pits, $14 million for Wolfshag underground project development, $7 million for mobile equipment rebuilds and replacements and $3 million for the national power grid connection line.

Development of the Wolfshag underground mine continues to progress with stope ore production expected to commence in early 2022. The initial underground Mineral Reserve estimate for the down-plunge extension of the Wolfshag deposit included 210,000 ounces of gold in 1.2 million tonnes of ore at 5.57 g/t gold.

For full-year 2021, the Otjikoto Mine remains on track to produce between 190,000 - 200,000 ounces of gold. Otjikoto's cash operating costs are expected to be within the guidance range of between $480 and $520 per ounce and AISC are expected to be at or above the upper end of Otjikoto's guidance range of $830 to $870 per ounce.

2021 Development

Gramalote Project (B2Gold – 50%/AngloGold Ashanti Limited – 50%) - Colombia

The Gramalote Project, owned 50% B2Gold/50% AngloGold Ashanti Limited ("AngloGold") is located in central Colombia, northeast of Medellin, in the Province of Antioquia.

Following a review of Gramalote's feasibility study work to date, B2Gold believes that there is strong potential to improve the economics of the project (economic highlights were previously released on May 4, 2021 based on the feasibility study work to date), which could be developed by revisiting the original Gramalote Project design parameters included in the existing mining permit (as applied in the Gramalote Preliminary Economic Assessment in January 2020 and historical AngloGold studies) and further optimizing project design. Review of the updated Gramalote Ridge Mineral Resource also shows that further value can be created through additional drilling of the Inferred portions of the Mineral Resource

area, both within and adjacent to the designed pit, with at least 25,000 metres of drilling planned and progressing in 2021 and a mineral resource update expected in early 2022. In addition, drilling is being carried out at the Trinidad deposit during the remainder of 2021.

The Gramalote Project team is advancing work on different project optimization opportunities to potentially reduce capital and operating costs, as well as improve operability and sustainability of the Gramalote Project. Those activities include road optimization and layout, pit design and phasing, blast design optimization, river deviation changes, improved infrastructure layout, and further optimization of plant design. As noted, optimization efforts also include continuing exploration drilling at the Gramalote deposit with additional drilling at the Trinidad deposit, continuing to implement the Resettlement Action Plan, advancing the purchase of key properties required for project development, entering into a development agreement with a power company to commence studies to bring power to the Gramalote mill site, continuing the process of formalization and removal of artisanal miners to outside of the industrial area, and completing environmental and social studies necessary to support the permit modifications that are identified as part of the optimization process.

As the evaluation of the different optimization opportunities advances, B2Gold is reviewing what changes in the design could require minor and major permit amendments of the approved Environmental and Social Impact Assessment (ESIA). The supporting environmental and social studies continue to move forward as planned. B2Gold expects that any minor or major permit amendments required could potentially impact the development timeline and delivery of the final feasibility study for the Gramalote Project which is now expected in the second quarter of 2022. Completion of the feasibility study is now scheduled for the second quarter of 2022 as a result of an increase in planned drilling and the impact of ongoing COVID-19 restrictions. The revised 2021 budget of $69 million represents an increase of $17 million (Company's share $8.5 million) over the initial announced 2021 Gramalote Project budget of $52 million. If the final economics of the feasibility study are positive and B2Gold and AngloGold make the decision to develop Gramalote as an open-pit gold mine (decision date expected mid-2022), B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities and operate the mine on behalf of the Gramalote Project.

The Gramalote Project continues to benefit from strong federal and local government support as well as continuing support from local communities.

Summary and Outlook

The Company is pleased with its third quarter and first nine months of 2021 gold production results. Based on a strong first nine months of 2021, the Company has increased its total gold production guidance to between 1,015,000 and 1,055,000 ounces (including 50,000 to 60,000 attributable ounces projected from Calibre) (original guidance was between 970,000 and 1,030,000 ounces). For full-year 2021, the Company's total consolidated cash operating costs are expected to be within the guidance range of between $500 and $540 per ounce and total consolidated AISC are expected to be at the upper-end of the Company's guidance range of between $870 and $910 per ounce. The Company is still forecasting to meet its total consolidated cost per ounce guidance ranges even in the current inflationary cost environment, reflecting

how well the Company's operating mines and their management teams have performed and continue to perform in 2021.

Due to the Company's strong net positive cash position, strong operating results and the current higher gold price environment, B2Gold's quarterly dividend rate is expected to be maintained at $0.04 per common share (or an annualized rate of $0.16 per common share), one of the highest dividend yields in the gold sector.

The Company also continues to advance its development projects while at the same time reviewing its portfolio and divesting non-core assets which it determines do not meet the Company's investment criteria. Work continues on the Gramalote Project and based on a review of the feasibility study work to date, B2Gold believes that there is strong potential for a more robust project and has recently agreed a revised 2021 budget with its 50% joint venture partner, AngloGold, to advance the scope of planned feasibility study work and for additional infill drilling of the inferred portion of the Gramalote Mineral Resource and further drilling of the Trinidad deposit. Completion of the Gramalote feasibility study is now scheduled for the second quarter of 2022 as a result of an increase in planned drilling and the impact of ongoing COVID-19 restrictions. On October 25, 2021, the Company entered into an agreement with WAF to sell the Company's 81% interest in the Kiaka Project in Burkina Faso for a combination of cash, WAF shares and production royalties. This allows the Company to both monetize its investment in Kiaka to-date while at the same time benefit from the future development of the project.

Following a very successful year for exploration in 2020, B2Gold is conducting an aggressive exploration campaign in 2021 with a budget of approximately $66 million (excluding the Gramalote Project). Exploration is focused predominantly in Mali, other operating mine sites in Namibia and the Philippines and grassroots exploration programs around the world. Many years of target generation and pursuing opportunities in prospective gold regions have culminated in the Company allocating a record $25 million in 2021 to high quality targets for its grassroots exploration programs, including several new regions. This is evidenced by the recent positive exploration drill results at the Company's joint venture in Finland. In Mali, and notwithstanding the commencement of arbitration proceedings related to the renewal of the Menankoto Permit, the Company is committed to continuing its ongoing discussions with the Malian Government to resolve the issue and remains optimistic that the renewal dispute can be resolved over the course of the next few months. Since the Company commenced its investment in Mali, B2Gold has always enjoyed a positive and mutually beneficial relationship with the Government of Mali.

The Company's ongoing strategy is to continue to maximize profitable production from its mines, further advance its pipeline of development and exploration projects, evaluate new exploration, development and production opportunities and continue to pay an industry leading dividend yield.

Third Quarter 2021 Financial Results – Conference Call/Webcast Details

B2Gold executives will host a conference call to discuss the results on Wednesday, November 3, 2021, at 10:00am PDT/1:00pm EDT. You may access the call by dialing the operator at +1 (778) 383-7413 (Vancouver), +1 (416) 764-8659 (Toronto) or +1 (888) 664-6392 (North American toll free) prior to the scheduled start time or you may listen to the call via webcast by clicking here. A playback version will be

available for two weeks after the call at +1 (416) 764-8677 (local or international) or +1 (888) 390-0541 (North America toll free) (passcode 733464 #).

Qualified Persons

Bill Lytle, Senior Vice President of Operations, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
+1 604-681-8371	+1 604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 30, 2021 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold's operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company's workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold generating operating cashflows of approximately $650 million in 2021, $510 million of which are expected to be generated in the second half of 2021; remaining well positioned for continued strong operational and financial performance for 2021; projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2021, including production being weighted heavily to the second half of 2021; total consolidated gold production of between 1,015,000 and 1,055,000 ounces in

2021; the Fekola mill being expected to run at an annualized throughput rate of 8.3 Mtpa for 2021 and average approximately 9.0 Mtpa (over the long-term); settlement of the dispute relating to the Menankoto Permit in the next couple of months; the potential for the Bantako North permit area to provide saprolite material for at least 1.5 to 2 years to feed the Fekola mill starting in 2022; the potential for production from the Cardinal zone to add approximately 60,000 ounces per year over the next 6 to 8 years to the Company's production profile; the development of the Wolfshag underground mine at Otjikoto, including the results of such development and the costs and timing thereof; stope ore production at the Wolfshag underground mine at Otjikoto commencing in early 2022; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; and B2Gold's attributable share at El Limon and La Libertad. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Colombia and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors"

in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30

(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended Sept. 30, 2021	For the three months ended Sept. 30, 2020	For the nine months ended Sept. 30, 2021	For the nine months ended Sept. 30, 2020
Gold revenue	$ 510,859	$ 487,166	$ 1,236,151	$ 1,309,403
Cost of sales				
Production costs	(130,770)	(104,892)	(374,695)	(293,435)
Depreciation and depletion	(111,768)	(77,090)	(256,304)	(223,284)
Royalties and production taxes	(33,154)	(33,545)	(84,351)	(90,510)
Total cost of sales	(275,692)	(215,527)	(715,350)	(607,229)
Gross profit	235,167	271,639	520,801	702,174
General and administrative	(10,410)	(8,770)	(31,026)	(27,020)
Share-based payments	(5,996)	(4,313)	(15,835)	(15,400)
Reversal of impairment of long-lived assets	—	174,309	—	174,309
Write-down of mineral property interests	—	(11,451)	—	(11,451)
Community relations	(855)	(690)	(2,169)	(4,916)
Foreign exchange losses	(2,718)	(3,669)	(3,758)	(8,002)
Share of net income of associate	3,851	10,877	13,198	13,512
Other	(563)	(1,000)	(3,972)	(5,428)
Operating income	218,476	426,932	477,239	817,778
Interest and financing expense	(3,112)	(3,389)	(9,057)	(12,957)
Gains (losses) on derivative instruments	5,484	(721)	23,024	(12,133)
Other	43	1,058	159	1,987
Income from operations before taxes	220,891	423,880	491,365	794,675
Current income tax, withholding and other taxes	(83,024)	(84,552)	(174,620)	(230,251)
Deferred income tax expense	(2,996)	(62,289)	(9,060)	(66,416)
Net income for the period	$ 134,871	$ 277,039	$ 307,685	$ 498,008
Attributable to:				
Shareholders of the Company	$ 123,110	$ 262,868	$ 283,122	$ 459,601
Non-controlling interests	11,761	14,171	24,563	38,407
Net income for the period	$ 134,871	$ 277,039	$ 307,685	$ 498,008
Earnings per share (attributable to shareholders of the Company)				
Basic	$ 0.12	$ 0.25	$ 0.27	$ 0.44
Diluted	$ 0.12	$ 0.25	$ 0.27	$ 0.44
Weighted average number of common shares outstanding (in thousands)				
Basic	1,054,747	1,046,973	1,053,127	1,040,911
Diluted	1,060,687	1,063,818	1,061,756	1,055,609

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended Sept. 30, 2021	For the three months ended Sept. 30, 2020	For the nine months ended Sept. 30, 2021	For the nine months ended Sept. 30, 2020
Operating activities				
Net income for the period	$ 134,871	$ 277,039	$ 307,685	$ 498,008
Mine restoration provisions settled	—	—	—	(208)
Non-cash charges, net	122,258	(29,744)	265,304	149,323
Changes in non-cash working capital	57,871	52,575	(113,107)	112,876
Changes in long-term value added tax receivables	5,283	136	(2,061)	(6,044)
Cash provided by operating activities	320,283	300,006	457,821	753,955
Financing activities				
Revolving credit facility drawdowns	—	—	—	250,000
Repayment of revolving credit facility	—	(425,000)	—	(450,000)
Repayment of equipment loan facilities	(7,236)	(5,266)	(21,806)	(20,999)
Interest and commitment fees paid	(3,967)	(2,934)	(5,700)	(10,838)
Cash proceeds from stock option exercises	1,943	15,670	3,777	43,135
Dividends paid	(42,186)	(62,852)	(126,151)	(73,220)
Principal payments on lease arrangements	(1,196)	(1,265)	(2,624)	(2,910)
Distributions to non-controlling interests	(23,177)	—	(32,411)	—
Restricted cash movement	293	(1,047)	792	1,231
Cash used by financing activities	(75,526)	(482,694)	(184,123)	(263,601)
Investing activities				
Expenditures on mining interests:				
Fekola Mine	(27,961)	(29,186)	(54,078)	(155,659)
Masbate Mine	(7,023)	(10,132)	(20,365)	(19,422)
Otjikoto Mine	(19,371)	(19,044)	(59,337)	(41,696)
Gramalote Project	(9,200)	(2,450)	(16,669)	(15,574)
Other exploration and development	(13,944)	(11,274)	(39,368)	(32,521)
Purchase of common shares of associate	—	—	(5,945)	—
Funding of reclamation accounts	(1,071)	(8,697)	(4,570)	(8,697)
Non-refundable deposit received on Toega Property	—	—	—	9,000
Other	2,071	(884)	(1,452)	561
Cash used by investing activities	(76,499)	(81,667)	(201,784)	(264,008)
Increase (decrease) in cash and cash equivalents	168,258	(264,355)	71,914	226,346
Effect of exchange rate changes on cash and cash equivalents	(3,892)	2,146	(5,092)	(1,482)
Cash and cash equivalents, beginning of period	382,141	627,669	479,685	140,596
Cash and cash equivalents, end of period	$ 546,507	$ 365,460	$ 546,507	$ 365,460

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at September 30, 2021	As at December 31, 2020
Assets		
Current		
Cash and cash equivalents	$ 546,507	$ 479,685
Accounts receivable, prepaids and other	36,356	21,306
Value-added and other tax receivables	25,687	11,797
Inventories	269,795	238,055
Assets classified as held for sale	97,188	11,855
	975,533	762,698
Value-added tax receivables	37,214	35,383
Mining interests		
Owned by subsidiaries and joint operations	2,206,136	2,387,020
Investments in associates	100,119	76,235
Other assets	79,998	76,496
Deferred income taxes	5,311	24,547
	$ 3,404,311	$ 3,362,379
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 87,623	$ 89,062
Current income and other taxes payable	77,585	154,709
Current portion of long-term debt	28,779	34,111
Other current liabilities	1,078	8,211
Liabilities associated with assets held for sale	4,456	—
	199,521	286,093
Long-term debt	54,970	75,911
Mine restoration provisions	94,818	104,282
Deferred income taxes	206,851	220,903
Employee benefits obligation	7,223	5,874
Other long-term liabilities	6,950	8,726
	570,333	701,789
Equity		
Shareholders' equity		
Share capital		
Issued: 1,055,349,741 common shares *(Dec 31, 2020 – 1,051,138,175)*	2,418,515	2,407,734
Contributed surplus	61,499	48,472
Accumulated other comprehensive loss	(141,979)	(138,533)
Retained earnings	412,050	254,343
	2,750,085	2,572,016
Non-controlling interests	83,893	88,574
	2,833,978	2,660,590
	$ 3,404,311	$ 3,362,379